25002866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-71260

SEC Mail Processing
MAR 17 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Altitude Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

260 NEWPORT CENTER DRIVE, SUITE 100
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Onesto	347 853-6534	rich@finopsolutior
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd Suite 404	Tarzna	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael DiMeo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Altitude Capital Group, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Please See Attached For California Compliant Jurat. (CA Gov't Code 8202) 27Feb2025

Notary Public

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

California Jurat

(Calif. Gov't Code 8202)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of **Orange**)

Subscribed and sworn to (or affirmed) before me on this 27th day of Feb., 20 25, by Michael Salvatore DiMeo,

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

STEVE OBERLANDER
COMM. #2446998
Notary Public - California
Orange County
My Comm. Expires June 9, 2027

(Seal)

Steve Oberlander
Signature of Notary Public

Optional Section

Note: California state law does not require this section to be completed either in full or in part. However, any information below may prevent the accidental or fraudulent misuse of this certificate with a document for which the certificate was not originally intended for.

This Certificate Is Attached To A Document (Titled/For The Purpose Of) Oath or Affirmation

The Attached Document Has A Date Of ____________

Additional Information: ____________

Altitude Capital Group, LLC

CONTENTS

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Altitude Capital, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Altitude Capital, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Altitude Capital, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Altitude Capital, LLC's management. My responsibility is to express an opinion on Altitude Capital, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Altitude Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Altitude Capital, LLC's financial statements. Supplemental Information is the responsibility of Altitude Capital, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Altitude Capital, LLC 's auditor since 2024.
Tarzana, California
February 7, 2025

Altitude Capital Group, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS		
Cash	$	65,471
RBC Clearing Deposit		50,000
Prepaid Expenses		144
Total assets	$	115,615
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Income Taxes Payable		3,300
Payable to Clearing Firm		10,309
Accounts payable and accrued expenses	$	6,948
Total liabilities		20,557
Members' equity		95,058
Total liabilities and member's equity	$	115,615

See Accompanying Notes to Financial Statements

Altitude Capital Group, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2024

Revenues		
Advisory/Consulting Fees		75,500
Commisions	$	77,901
Unregistered Offerings		444,892
Total revenue		598,293
Expenses		
Bank Charges and Fees		210
Clearing Fees		16,550
Commissions		43,580
Guaranteed Payments		462,000
Regulatory Fees		12,847
Data and Technolgy		3,350
Legal and Professional Fees		63,220
Filing Fees		700
SIPC Fees		873
Total expenses		603,330
Income Tax Expense		3,300
Net Loss	$	(8,337)

See Accompanying Notes to Financial Statements

Altitude Capital Group, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2024

Members' equity, beginning of year	$ 103,395
Net Loss	(8,337)
Members' equity, end of year	$ 95,058

See Accompanying Notes to Financial Statements

Altitude Capital Group, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2024

Cash flows used by operating activities		
Net Loss	$	(8,337)
Changes in operating assets and liabilities:		
Prepaid Expenses		(144)
RBC Clearing Deposit		(50,000)
Payable to Clearing Firm RBC		10,309
Incomes Taxes Payable		3,300
Accounts payable and accrued expenses		6,948
		(29,588)
Net cash used by operating activities		(37,924)
Cash, beginning of year	$	103,395
Cash, end of year	$	65,471
Cash Paid for: Taxes		0
Interest		0

See Accompanying Notes to Financial Statements

ALTITUDE CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1 - ORGANIZATION

Altitude Capital Group, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company's primary focus is investment banking, investment advisory and agency transactions.

Altitude Capital Group, LLC was formed in January 2023 in the State of Delaware. Altitude Capital Group, LLC became a registered broker dealer with the SEC and FINRA in January 2024 .

Altitude Capital Holdings, LLC is the holding company and owner of Altitude Capital Group, LLC.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates *The preparation of financial statements in conformity with generally accepted* accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Government and Other Regulation

The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulations include, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SECs Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note below].

Concentrations of credit risk

The Company maintains its cash in bank accounts that, at times, may exceed the federally insured limits of $250.000. The Company has incurred no losses on their accounts and believes that the risk of loss is minimal.

Segment Reporting:

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including investment banking, investment advisory and agency transactions. The Company has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's

operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recorded in accordance with ASC 606. which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the (v) the Company has satisfied the applicable performance obligation over time. Con

The majority of the Company's revenue arrangements generally consist of placement fees and advisory and consulting work Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue guidance. recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance.

The Company has entered into a clearing agreement with RBC who carries the accounts of the customers of the Company. The Company has deposited $50,000 with its clearing firm as security for its transactions with them which is the balance at December 31, 2024. The Company also maintains other cash and money market accounts at the clearing organization.

Income taxes

The Company is treated as a disregarded entity for federal income tax reporting purposes and thus no federal tax expense has been recorded in the financial statements. The net income of the Company is passed through to its members. State income tax expense for year ended December 31, 2024 was $3,300.

The Company is subject to audit by the tax agencies for year ended December 31, 2023.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-l (a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 8 to 1, and the Company maintains minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($1,150 at December 31, 2024), whichever is higher. At December 31, 2024, the Company had net capital of $90,202 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 0.22 to 1.

NOTE 4 – OPERATING FACILITIES AND ADMINISTRATIVE COSTS

For the year ended December 31, 2024, the Company was not party to any lease with a term greater than one year, therefore the adoption of ASC 842 did not have an effect on these financial statements. .

NOTE 5 - COMMITMENTS AND CONTINGENCIES As of the audit date there are no contingencies, guarantees of debt, leases, and the like

The Company was not subject to any litigations during or at year ended December 31, 2024.

NOTE 6 -SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end December 31, 2024, through February 7, 2025, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Altitude Capital Group, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2024		
Net capital, members' equity	$	95,058
Less nonallowable assets		
Prepaid expenses		144
		144
Net Capital before haircuts on securities positions	$	94,914
Net Capital		94,914
Minimum net capital required (under SEC Rule 15c3-1)		5,000
Excess net capital	$	89,914
Aggregate indebtedness		20,557
Percentage of aggregate indebtedness to net capital		21.66%

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024.

ALTITUDE CAPITAL GROUP, LLC

Schedule II – Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2024

The Company is exempt from the Reserve Requirement of Computation according to the provision of Rule 15c3-3(k)(2)(ii) under Footnote 74 of SEC release No. 34-70073.

ALTITUDE CAPITAL GROUP, LLC

Schedule III- Information Relation to Possession or Control Requirements Pursuant to SEA Rule 15c3-3 As of December 31, 2024

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control Requirements under requirement under the (k)(2)(ii) exemptive provision and as supported by footnote 74 of SEC release No. 34-70073.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Altitude Capital, LLC
Newport Beach, CA

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Altitude Capital, LLC , identified the following provisions of 17 C.F.R. §15c3-3(k) under which Altitude Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Altitude Capital, LLC, stated that Altitude Capital, LLC , met the identified exemption provisions throughout the most recent year ended December 31, 2024 without exception and (3) Altitude Capital, LLC stated that Altitude Capital, LLC is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because it engages in (1) agency transactions cleared through its clearing firm; (2) providing Investment/Advisory Consulting Fees, and the Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts throughout the most recent year without exception.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Altitude Capital, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 17 C.F.R. of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 7, 2025

Altitude Capital Group, LLC.
Exemption Report

Altitude Capital Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3

throughout the most recent year without exception.

(3) *The Company is also filing this Exemption Report because the Company's other business* activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) agency transactions cleared through its clearing firm; (2) providing Investment Advisory/ Consulting Services ; (3) receiving compensation for Investment Banking and Placement Fees, and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2023 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

Altitude Capital Group, LLC

By: ______________

Michael DiMeo

Title: President

Date: February 7th, 2025